

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 1, 2012

<u>Via E-Mail</u>
Mr. Mark R. Lanning
Chief Financial Officer
Frisch's Restaurants, Inc.
2800 Gilbert Avenue
Cincinnati, Ohio 45206

   Re: **Frisch's Restaurants, Inc.**
      Form 10-K for the Fiscal Year Ended May 31, 2011
      Filed July 29, 2011
      Form 10-Q for the Quarter Ended March 6, 2012
      Filed April 6, 2012
      File No. 001-07323

Dear Mr. Lanning:

   We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

          Sincerely,

          /s/ Linda Cvrkel

          Linda Cvrkel
          Branch Chief